

03 OCT -2 AM 7:21

October 1, 2003

By Facsimile
0015 1 202 942 9624
3 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation F
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



03032441

SUPPL

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to ASX re: **Change of Company Name**

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

PROCESSED
OCT 07 2003
THOMSON FINANCIAL



FUSIA LIMITED ANNOUNCED AS INTENDED NEW NAME FOR TENNYSON NETWORKS

Melbourne, 1 October 2003 –Tennyson Networks (ASX: TNY) today announced that Directors will recommend to shareholders that the name of the Company be changed to FUSIA Limited.

Tennyson Chairman, Harvey Parker, said that the announcement of the new name was an exciting development in the Company's history.

"Tennyson is in the process of undergoing significant change, both in its proposed ownership structure and the scope of its product offering. It has acquired additional technology and products through the Datareach acquisition and has plans to further develop the SOX product range," he said.

In explaining the reasoning behind the new name, Mr Parker said:

"FUSIA reflects the fusion of ideas and technologies. We believe that the name is fresh, modern and international and is a name around which the Company can build a renewed corporate identity and a dynamic global brand."

Mr Parker said the name FUSIA was chosen after engaging an external consultancy to assist in the process of identifying a new name and selected resellers, clients and employees participated in this exercise.

The Company will be seeking shareholder approval of the new name at the General Meeting scheduled for 31 October 2003. Relevant documents, including the notice of general meeting, were dispatched to shareholders yesterday.

Should shareholders approve the change in the name of the Company to FUSIA Limited, the Company will also change the name of its Melbourne-based subsidiary, Tennyson Technologies, to FUSIA TECHNOLOGY.

Set out below is a copy of the Company's proposed new logo:


FUSIA

For further information please contact:

Harvey Parker
Chairman
03 8558 0400

Rick A Pullia
Acting CEO / CFO
03 8558 0400